

March 30, 2020

Jesus Malave, Jr.
Chief Financial Officer
L3HARRIS TECHNOLOGIES, INC.
1025 West NASA Boulevard
Melbourne, Florida 32919

> **Re: L3HARRIS TECHNOLOGIES, INC.**
> **Form 10-K for the Fiscal Year ended June 28, 2019**
> **Form 8-K furnished October 30, 2019**
> **File No. 001-03863**

Dear Mr. Malave, Jr.:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing